UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

TERNS PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

THAILAND MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

MERCK SHARP & DOHME LLC

(Parent of Offeror)

A Wholly Owned Subsidiary of

MERCK & CO., INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

880881107

(CUSIP Number of Class of Securities)

Kelly E.W. Grez

Corporate Secretary, Merck & Co., Inc.

126 East Lincoln Avenue Rahway, NJ 07065

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan

Andrew Fischer

Alicia Zhang

Covington & Burling LLP

850 Tenth Street, NW

Washington, D.C. 20001

(202) 662-6000

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 7, 2026 (together with any amendments or supplements thereto, the “Schedule TO”), by Thailand Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), Parent and Merck & Co., Inc., a New Jersey corporation (“Merck”). The Schedule TO relates to the offer by Purchaser to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Terns Pharmaceuticals, Inc., a Delaware corporation (“Terns”), for $53.00 per Share, net to the seller in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute following 11:59 p.m., Eastern Time, on May 4, 2026 (such date and time, the “Expiration Time”), and the Offer was not extended. The Depositary has advised Purchaser that, as of the Expiration Time, 100,091,794 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 86.36% of the then issued and outstanding Shares. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser has accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer, and payment of the applicable Offer Price for such Shares will be made promptly after the Expiration Time in accordance with the terms of the Offer and the Merger Agreement.

Following expiration of the Offer and acceptance for payment of the Shares, Purchaser owned sufficient Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of Terns’ stockholders. Accordingly, following completion of the Offer, Parent and Purchaser effected the Merger in accordance with Section 251(h) of the DGCL, in which Purchaser merged with and into Terns, with Terns surviving the Merger and continuing as a wholly owned subsidiary of Parent.

At the Effective Time, each Share issued and outstanding (other than (i) Shares held at the commencement of the Offer and immediately prior to the Effective Time by Terns (or held in Terns’ treasury), Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Terns, Parent or Purchaser, (ii) Shares irrevocably accepted for purchase in the Offer and (iii) Dissenting Shares) was converted by virtue of the Merger into the right to receive an amount in cash equal to the Offer Price, without any interest and subject to any applicable withholding of taxes. The Shares are expected to cease to trade on Nasdaq prior to the opening of business on May 5, 2026 and will be delisted from Nasdaq. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Terns’ reporting obligations under the Exchange Act as promptly as practicable.

On May 5, 2026, Merck issued a press release announcing the expiration of the Offer and the consummation of the Merger. The full text of the press release announcing the expiration of the Offer and the consummation of the Merger is attached as Exhibit (a)(5)(v) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(v)*	Press release issued by Merck & Co., Inc., dated May 5, 2026.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

THAILAND MERGER SUB, INC.

	By:	/s/ Kelly E.W. Grez
Name: Kelly E.W. Grez
Title: Secretary

MERCK & CO., INC.

	By:	/s/ Mark Walker
Name: Mark Walker
Title: Assistant Treasurer

MERCK SHARP & DOHME LLC

Date: May 5, 2026	By:	/s/ Sunil A. Patel
Name: Sunil A. Patel
Title: Senior Vice President, Head of Business Development